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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                SEC File Number:
                                                                0-13972

                           NOTIFICATION OF LATE FILING

                                                                CUSIP Number:
                                                                707 874 103

(Check one:) [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q
             [  ] Form N-SAR

         For Period Ended: March 31, 2001
                           --------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the transition period ended: Not applicable
                                          ---------------

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                        ---------------

PART I - REGISTRANT INFORMATION

                        Penn Treaty American Corporation
                               ------------------
                             Full Name of Registrant

                                 Not applicable
                               ------------------
                            Former Name if Applicable

                               3440 Lehigh Street
                               ------------------
            Address of Principal Executive Office (Street and Number)

                               Allentown, PA 18103
                               ------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the
         [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     Although the registrant has been working diligently to prepare its consolidated financial statements for the quarter ended March 31, 2001, and such consolidated financial statements have been substantially completed, the registrant has not yet finalized such consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 within the prescribed period without unreasonable effort or expense. As the registrant has recently changed its actuarial consultant, has added additional senior management and is in the process of conducting a rights offering, the registrant feels that additional time for normal review of its quarterly results is warranted to ensure the accuracy of its reported financial statements of operation and condition. The registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 on or before May 21, 2001.

PART IV - OTHER INFORMATION

     (l) Name and telephone number of person to contact in regard to this notification

      Justin P. Klein                                215-864-8606
      ---------------                                ------------
         (Name)                                (Area code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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                           [X]  Yes [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ]  Yes [X]  No*

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


*The registrant's earnings from operations are highly dependent upon additions to reserves and deferred acquisition cost amortization, neither of which have been determined by the registrant at this time.

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                        Penn Treaty American Corporation
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2001                           By: /s/ Cameron B. Waite
      ------------                               --------------------
                                                 Cameron B. Waite,
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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